cm

03015463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 4/1

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 2 8 2003
WASH. D.C. SECTION

SEC FILE NUMBER
8-16655
[redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEBRUARY 1, 2002 (MM/DD/YY) AND ENDING JANUARY 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HMS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 SUMMIT AVENUE
(No. and Street)

MONTVALE, (City) NEW JERSEY (State) 07645 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HERBERT SONTZ 201-476-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – if individual, state last, first, middle name)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

2A

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

0047

OATH OR AFFIRMATION

I, HERBERT SONTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HMS SECURITIES, INC., as of January 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N

O

N

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Signature

President

Title

Notary Public

HARRY LEFKOWITZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 20, 2004

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
HMS Securities, Inc.
160 Summit Avenue
Montvale, New Jersey 07645

We have audited the accompanying statement of financial condition of HMS Securities, Inc. as of January 31, 2003, and the related statements of operations, changes in stockholders' equity, changes in subordinated accounts and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HMS Securities, Inc. as of January 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 25, 2003

HMS SECURITIES, INC.
Statement of Financial Condition
January 31, 2003

ASSETS:		
Cash		$ 39,550
Brokerage receivables		92,862
Property and equipment (net of accumulated depreciation of $27,853)		998
Investments		3,300
Other assets		8,125
Total Assets		$ 144,835
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Accounts payable		$ 19,559
Accrued expenses		7,280
Total Liabilities		26,839
Commitments and Contingencies		
Stockholders Equity:		
Common stock, no par value, authorized 1,000 shares, issued 300 shares	$ 30,295	
Additional paid-in capital	58,825	
Retained earnings	55,176	
	144,296	
Less: Cost of treasury stock (50 shares)	26,300	
Total Stockholders' Equity		117,996
Total Liabilities and Stockholders' Equity		$ 144,835

The accompanying notes are an integral part of the financial statements.

HMS SECURITIES, INC.
Statement of Operations
For the Year Ended January 31, 2003

REVENUES:		
Commission income		$ 1,426,249
Other income		42,544
Total Revenues		1,468,793
EXPENSES:		
Clearing charges	$ 185,507	
Employee compensation and benefits	312,398	
Regulatory fees and expenses	42,266	
Other expenses	930,610	
Total Expenses		1,470,781
Net loss		$(1,988)

The accompanying notes are an integral part of the financial statements.

HMS SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances - February 1, 2002	$ 30,295	$ 58,825	$ 57,164	$ (26,300)	$ 119,984
Net loss	-	-	(1,988)	-	(1,988)
Balances - January 31, 2003	$ 30,295	$ 58,825	$ 55,176	$ (26,300)	$ 117,996

The accompanying notes are an integral part of the financial statements.

HMS SECURITIES, INC.
Statement of Changes in Subordinated Accounts
For the Year Ended January 31, 2003

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The accompanying notes are an integral part of the financial statements.

HMS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended January 31, 2003

Cash Flows from Operating Activities		
Net loss		$(1,988)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		2,895
(Increase) Decrease in Operating Assets:		
Brokerage receivables	$ 123,671	
Other assets	(6,049)	117,622
(Decrease) in Operating Liabilities:		
Accounts payable	(77,690)	
Accrued expenses	(13,672)	(91,362)
Net Cash Provided by Operating Activities		27,167
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities		-
Increase in Cash		27,167
Cash - Beginning of Year		12,383
Cash - End of Year		$ 39,550
Supplemental Cash Flow Information:		
Cash paid for income taxes		$ -
Cash paid for interest		$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

NOTE 2 - Brokerage Receivables

Receivable from broker consists of the following:

Receivable from clearing broker – commissions	$ 65,206
Clearing broker deposit receivable	27,656
	$ 92,862

NOTE 4 - Capital Ratio

The capital ratio was 25%, versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Firm's net capital requirement pursuant to said rule is $5,000. The net capital as computed was $105,573, leaving an excess over requirements of $100,573.

NOTE 5 - Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

The Company has available a net operating loss carryforward of approximately $10,000 to offset against future taxable income, if any, through 2022. Limitations on the utilization of the Company's net operating loss carryforward could result in the event of certain changes in the Company's ownership.

The Company had deferred tax assets of approximately $4,000 at January 31, 2003, resulting primarily from a net operating loss carryforward. The deferred tax assets have been fully offset by a valuation allowance resulting from the uncertainty surrounding the future realization of the net operating loss carryforward.

NOTE 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At January 31, 2003, the Company believes that its exposure to such credit risk is immaterial.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

HMS SECURITIES, INC.
Computation of Net Capital Under S.E.C. Rule 15c3-1
As of January 31, 2003

CREDIT ITEMS:			
Total Stockholders' Equity			$ 117,996
DEBIT ITEMS:			
Property and equipment (net)		$ 998	
Investments		3,300	
Other assets		8,125	
			12,423
Net Capital			105,573
Less: Minimum Net Capital Requirement			5,000
Remainder: Net capital in excess of all requirements			$ 100,573
Capital Ratio: (Maximum allowance 1500%)			
Aggregate Indebtedness	$ 26,839		
Divided by: Net Capital	$105,573	=	25%
Net Capital Requirement:			
Greater of:			
Minimum net capital required (6.67% of $26,839)			$ 1,790
Minimum dollar net capital requirement			$ 5,000

SCHEDULE 2.

HMS SECURITIES, I INC.
Reconciliation of the Computation of Net Capital
As of January 31, 2003

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 108,951
Increase in accrued expenses	(3,378)
Net Capital - per report pursuant to Rule 17a-5(d)	$ 105,573

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of HMS Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management. Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 25, 2003